UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-16113

(Check One):	[ ] Form 10-K [ ] Form 10-Q	[X] Form 20-F [ ] Form N-SAR	[ ] Form 11-K [ ] Form N-CSR

      For Period Ended: December 31, 2003

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

VIVENDI UNIVERSAL, S.A.
(Full name of registrant)

Not applicable
(Former name of registrant)

42, Avenue de Friedland
75380 Paris Cedex 08
France
(Address of principal executive office; City, state and zipcode)

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III
NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

     The Annual Report on Form 20-F of Vivendi Universal, S.A. (the “Registrant”) for the year ended December 31, 2003 (the “Annual Report”) could not be filed within the prescribed time period (i.e., on or before June 30, 2004) because of difficulties in processing final changes on the Annual Report, including the temporary interruption in the Registrant's internal email system which was not rectified until after the 5:30 p.m. edgar submission deadline.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George E. Bushnell III	212-572-7855

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Overview

      Our financial condition and results of operation over the three-year period ending December 31, 2003 have been significantly impacted by our divestiture program and our focus on improving our liquidity and debt situation. Due to the progress in our divestiture program, we were able to improve our liquidity and debt situation in 2003. We reduced our financial net debt from €34.9 billion in June 2002 to €12.3 billion by the end of 2002 and €11.6 billion by the end of 2003, despite a €4 billion investment to acquire the BT stake in Cegetel in January 2003. Access to cash flows from each of our businesses has improved and the generation of cash flow by our business units has contributed to debt reduction.

      Having improved our liquidity and reduced our debt, we are now focusing on developing the assets of our two core businesses: media and telecommunications.

      In 2003, we invested €6.0 billion, €1.6 billion of which consisted of capital expenditures in our core businesses and €4 billion to increase our stake in SFR Cegetel Group. In addition, the combination of the National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLP (VUE) (the NBC-Universal Transaction) was finalized on May 11, 2004. We also decided to increase our stake in Maroc Telecom and refocused, restructured and recapitalized Canal+ Group, resulting in decreased costs of approximately €3 billion. At UMG, we implemented significant cost-reduction programs, as well as anti-piracy campaigns. At VU Games, we initiated a restructuring plan (and implemented a new strategic direction) in early 2004. Furthermore, we eliminated major cash drains and divested non-strategic assets (with 2003 proceeds at approximately €3 billion, and approximately €15 billion in proceeds since July 2002).

      Moreover, our net loss was significantly reduced in 2003 to €1,143 million compared to €23,301 million in 2002. Excluding Veolia Environnement, this significant improvement was mainly due to lower impairment losses from goodwill and other intangible assets and lower financial provision accrual, and was slightly offset by lower gains on businesses sold.

      This improvement was also mainly achieved through the growth of our operating income (reflecting the fast development of both SFR Cegetel Group and Maroc Telecom), the favorable impact of ongoing restructuring plans, and tax improvements, while being partially offset by higher financial expenses.

Consolidated Statement of Income:

	Year ended December 31,

		2002 with VE
		accounted for
	2003	using the equity	2002	2001
	Actual(a)	method(b)	Actual(a)	Actual

	(In millions, except per share amounts)
Revenues	€25,482	€28,112	€58,150	€57,360
Cost of revenues	(15,268)	(16,749)	(40,574)	(39,526)
Selling, general and administrative expenses	(6,812)	(8,919)	(12,937)	(13,699)
Other operating expenses, net	(93)	(567)	(851)	(340)

Operating income	€3,309	€1,877	€3,788	€3,795
Financing expense	(698)	(650)	(1,333)	(1,455)
Other financial expenses, net of provisions	(509)	(3,444)	(3,409)	(473)

Financing and other expenses, net	€(1,207)	€(4,094)	€(4,742)	€(1,928)

Income (loss) before gain on businesses sold, net of provision, income taxes, equity interest, goodwill amortization and minority interests	€2,102	€(2,217)	€(954)	€1,867
Gain on businesses sold, net of provisions	602	1,125	1,049	2,365
Income tax expense	408	(2,119)	(2,556)	(1,579)

Income (loss) before equity interest, goodwill amortization and minority interests	€3,112	€(3,211)	€(2,461)	€2,653
Equity in earnings of sold subsidiaries(a)	1	17	17	—
Equity in (losses) earnings of unconsolidated companies	71	(99)	(294)	(453)
Equity loss in Veolia Environnement impairment(c)	(203)	—	—	—
Goodwill amortization	(1,120)	(992)	(1,277)	(1,688)
Impairment losses(d)	(1,792)	(18,442)	(18,442)	(13,515)

Income (loss) before minority interests	€69	€(22,727)	€(22,457)	€(13,003)
Minority interests	(1,212)	(574)	(844)	(594)

Net loss	€(1,143)	€(23,301)	€(23,301)	€(13,597)

Loss per share — basic	€(1.07)	€(21.43)	€(21.43)	€(13.53)

Weighted average common shares outstanding (in millions)(e)	1,071.7	1,087.4	1,087.4	1,004.8

(a)	In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and presented the equity in (losses) earnings of businesses that were sold during each fiscal year on one line in the consolidated statement of income as “equity in (losses) earnings of sold subsidiaries”. In 2002 sold subsidiaries include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games, publishing activities in Brazil and the Consumer Press Division and Comareg. In 2003, disposed subsidiaries include the Consumer Press Division, which was sold in early February 2003.

(b)	This consolidated statement of income presents the group’s scope of consolidation as at December 31, 2002. It illustrates the accounting of Veolia Environnement by using the equity method from January 1, 2002 instead of December 31, 2002.

(c)	The impairment loss of €203 million corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e., €453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholder’s equity of €250 million, as prescribed by French GAAP.

(d)	In 2003, includes impairment losses in respect of goodwill (€1,273 million), other intangible assets (€406 million) and investments accounted for using the equity method (€113 million).

(e)	Excluding treasury shares recorded as a reduction of shareholders’ equity (4,360 shares as at December 31, 2003). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,209.6 million common shares as at December 31, 2003. The financial instruments with potential dilution effect that were in the money as of December 31, 2003 represented approximately 96.2 million common shares on a total of 137.9 million common shares to be potentially issued.

VIVENDI UNIVERSAL, S.A.
(Exact name of registrant as specified in its charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2004
	By:	/s/ GEORGE E. BUSHNELL III
Name: George E. Bushnell III
Title: Senior Vice President